December 27, 2024

VIA EDGAR CORRESP

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Matthews International Corporation

Preliminary Proxy Materials Relating to 2025 Annual Shareholder Meeting

Ladies and Gentlemen:

Matthews International Corporation, a Pennsylvania corporation (the “Company”), is transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy card (the “Preliminary Proxy Materials”) relating to the Company’s 2025 annual meeting of shareholders (the “Annual Meeting”).

On November 27, 2024, Barington Companies Equity Partners, L.P. (“Barington”), notified the Company of Barington’s intention to nominate a slate of three nominees for election as directors at the Annual Meeting in opposition to the three nominees recommended by the Board of Directors (the “Board”) of the Company.

The Company is filing the Preliminary Proxy Materials because the Preliminary Proxy Materials comment upon and reference Barington’s “solicitation in opposition” (as defined in Rule 14a-6(a) of the Exchange Act) to the Board’s director nominees for election at the Annual Meeting.

Please be advised that the Company intends to release definitive proxy materials by sending to its shareholders a definitive proxy statement and form of proxy card, as well as a copy of the Company’s annual report for the year ended September 30, 2024, in advance of the Annual Meeting. To accommodate the Company’s proposed timing for the release of definitive proxy materials, we would appreciate your prompt attention to the Preliminary Proxy Materials.

Please direct any communication concerning the Preliminary Proxy Materials to each of Brian Walters, Executive Vice President and General Counsel of the Company, at (412) 442-8217 or bwalters@matthewsintl.com, and the undersigned at 412-620-6570 or jgarvey@cozen.com.

One Oxford Centre   301 Grant Street   41st Floor   Pittsburgh, PA 15219

412.620.6500   412.275.2390 Fax   cozen.com

Very truly yours,

/s/ Jeremiah Garvey

Jeremiah Garvey

cc: Matthews International Corporation